UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )

Covansys Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

22281W103
(CUSIP Number)

Alan L. Stinson
Executive Vice President and Chief Financial Officer
Fidelity National Financial, Inc.
601 Riverside Avenue
Jacksonville, Florida 32204
(904) 854-8100
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

with a copy to:
Todd C. Johnson, Esq.
Senior Vice President and Secretary
Fidelity National Financial, Inc.
601 Riverside Avenue
Jacksonville, Florida 32204
(904) 854-8100

April 26, 2004
(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

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1.	Name of Reporting Person: Fidelity National Financial, Inc.		I.R.S. Identification Nos. of above persons (entities only): 86-0498599

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 8,611,759(1) (See also Item 5)

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,611,759(1) (See also Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 32.1(2)%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 22281W103			Page 3 of 3

1.	Name of Reporting Person: Fidelity Information Services, Inc.		I.R.S. Identification Nos. of above persons (entities only): 71-0405375

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Arkansas

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 8,611,759(1) (See also Item 5)

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,611,579(1) (See also Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 32.1%(2)

14.	Type of Reporting Person (See Instructions): CO

(1) Based on representations made by certain shareholders of the Company pursuant to the Shareholder’s Agreement (as defined in Item 4). The actual number of shares beneficially owned is all shares owned as of April 26, 2004 or thereafter acquired by the shareholders that are parties to the Shareholder’s Agreements.

CUSIP No. 22281W103	Page 4 of 4

(2) Based on 26,852,244 shares of common stock of Covansys (as defined in Item 1) outstanding as of March 31, 2004, as represented by Covansys in the Stock Purchase Agreement (as defined in Item 4).

Item 1. Security and Issuer

     The class of equity securities to which this Statement on Schedule 13D (the “Schedule 13D” ) relates is the common stock, no par value (the “Common Stock”), of Covansys Corporation, a Michigan corporation (“Covansys”). The principal executive offices of Covansys are located at 32605 West Twelve Mile Road, Farmington Hills, Michigan 48334.

Item 2. Identity and Background

     Fidelity Information Services, Inc. (“FIS”) is an Arkansas corporation and a wholly-owned subsidiary of Fidelity National Financial, Inc., a Delaware corporation (“Fidelity”), with its principal business and principal executive offices located at 601 Riverside Avenue, Jacksonville, Florida 32204. FIS is engaged in the business of providing technology and processing services to financial institutions and the mortgage and financial services industries. Fidelity is a holding company whose subsidiaries are engaged in the business of issuing title insurance policies and performing other title and real estate related services. Fidelity’s principal business and principal executive offices are located at 601 Riverside Avenue, Jacksonville, Florida 32204. Information regarding the directors, executive officers and controlling persons of FIS and Fidelity is set forth on Schedule I attached hereto, which schedule is incorporated herein by reference.

     During the last five years, neither Fidelity nor FIS, nor, to the best knowledge of Fidelity and FIS, any person named in Schedule I attached hereto, has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administration body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

     On April 26, 2004, FIS and Covansys entered into a Stock Purchase Agreement (the “Stock Purchase Agreement”), whereby FIS has agreed to purchase 8,700,000 shares of Common Stock, and warrants to purchase 4,000,000 shares of Common Stock, from the Company. Concurrently with the execution of the Stock Purchase Agreement, FIS, Rajendra B. Vattikuti (“Vattikuti”) and The Rajendra B. Vattikuti Trust (the “RBV Trust,” and together with Vattikuti, the “Vattikuti Entities”) entered into a Common Stock Purchase Agreement (the “Common Stock Purchase Agreement”) whereby FIS has agreed to purchase 2,300,000 shares of Common Stock from the RBV Trust. Copies of the Stock Purchase Agreement and the Common Stock Purchase Agreement are attached hereto as Exhibits 1 and 2, respectively.

     Beneficial ownership of the shares of Common Stock which are the subject of this Schedule 13D may be deemed to have been acquired through the execution of a Shareholder’s Agreement, dated as of April 26, 2004 (the “Shareholder’s Agreement”), by and among FIS, Vattikuti and the RBV Trust. FIS has not paid any funds to the Vattikuti Entities in connection with the execution of the Shareholder’s Agreement. The Shareholder’s Agreement was entered into to induce FIS to enter into, and in consideration for their entering into, the Stock Purchase Agreement and the Common Stock Purchase Agreement. A copy of the Shareholder’s Agreement is attached hereto as Exhibit 3. In the event the options, or any of them, pursuant to the Shareholder’s Agreement are exercised, the funds required to pay

CUSIP No. 22281W103	Page 5 of 5

the exercise price required to exercise the options, or any of them, will come from FIS’ available cash and working capital.

Item 4. Purpose of Transaction

     Pursuant to the Stock Purchase Agreement, FIS has agreed to purchase 8,700,000 shares of Common Stock, and warrants to purchase 4,000,000 shares of Common Stock, from the Company. Pursuant to the Common Stock Purchase Agreement, FIS has agreed to purchase 2,300,000 shares of Common Stock from the RBV Trust.

     Simultaneously with the execution of the Stock Purchase Agreement, FIS entered into a Standstill and Shareholder’s Rights Agreement (the “Standstill Agreement”) with Covansys, pursuant to which (a) following the closing of the transactions pursuant to the Stock Purchase Agreement, (i) without the consent of FIS, the Board of Directors of Covansys (the “Board”) may not be decreased to less than 10 members and may not be increased to more than 12 members; (ii) FIS will have the right to designate up to four members of the Board, in proportion to percentage ownership of Covansys by FIS and its affiliates; and (iii) the affirmative vote of a majority of the directors designate by FIS will be required to approve certain corporate actions, except in certain circumstances; and (b) FIS and its affiliates have agreed not to acquire beneficial ownership of more than 40% of the outstanding voting securities of Covansys, excluding for this purpose, shares issuable upon the exercise of the warrants so long as the warrants are not exercised.

     Simultaneously with, and as a condition to the willingness of, FIS executing the Stock Purchase Agreement and the Common Stock Purchase Agreement, FIS entered into the Shareholder’s Agreement with the Vattikuti Entities. Pursuant to the Shareholder’s Agreement, (a) the RBV Trust granted an irrevocable proxy to certain officers of FIS to vote its shares of Common Stock in favor of approval of the Stock Purchase Agreement and the transactions pursuant thereto and against any action or agreement that is contrary to the Stock Purchase Agreement; (b) each of the Vattikuti Entities granted to FIS an option to purchase the shares of Common Stock then owned beneficially or of record by such shareholder, at a purchase price of $11.50 per share, in the event a Triggering Event (as defined in the Shareholder’s Agreement) has occurred; (c) the Vattikuti Entites agreed to vote all of the shares of capital stock of Covansys beneficially owned by each of them for the election of, and against the removal of, each of the nominees of FIS to the Board for so long as FIS is entitled to designate persons to the Board; and (d) FIS agreed to vote all of the shares of capital stock of Covansys beneficially owned by it in for the election of, and against the removal of, each of the nominees of Vattikuti to the Board for so long as Vattikuti is entitled to designate persons to the Board.

     The foregoing descriptions of the Stock Purchase Agreement, the Common Stock Purchase Agreement, the Shareholder’s Agreement and the Standstill Agreement are qualified in their entirety by reference to the full text of the Stock Purchase Agreement, the Common Stock Purchase Agreement, the Shareholder’s Agreement and the Standstill Agreement, copies of which are incorporated herein by reference and attached hereto as Exhibits 1, 2, 3 and 4, respectively.

Item 5. Interest in Securities of the Issuer

     FIS may be deemed to beneficially own 8,611,759 shares of Common Stock as a result of the execution of the Shareholder’s Agreement and based on the representations of the Vattikuti Entities. Pursuant to the Shareholder’s Agreement, the shareholders party thereto have agreed to give certain officers of FIS a proxy to vote their shares of Common Stock in favor of approval of the Stock Purchase Agreement and the transactions pursuant thereto and against any action or agreement that is contrary to the Stock Purchase Agreement and have granted FIS an option to purchase their shares of Common Stock

CUSIP No. 22281W103	Page 6 of 6

in certain circumstances. As a result, FIS may be deemed to have voting power and dispositive power with respect to the shares of Common Stock covered by the Shareholder’s Agreement.

     The aggregate number of shares of Common Stock that may be deemed to be beneficially owned by FIS constitutes approximately 32.1% of the outstanding shares of Common Stock (based on 26,852,244 shares of Common Stock outstanding as of March 31, 2004, as represented by Covansys in the Stock Purchase Agreement).

     FIS disclaims beneficial ownership of the shares of Common Stock covered by the Shareholder’s Agreement.

     Other than as set forth in this Item 5, there have been no transactions in the shares of Common Stock effected during the past 60 days by FIS, nor to the knowledge of FIS, as of the date hereof, by any person listed on Schedule I hereto.

     No other person is known by FIS to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock that is obtainable by FIS pursuant to the Shareholder’s Agreement.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     The information set forth in Items 3, 4 and 5 of this Schedule 13D and the exhibits to this Schedule 13D are hereby incorporated by reference herein.

Item 7.	Material to Be Filed as Exhibits

Exhibit No.	Description
1	Stock Purchase Agreement, dated as of April 26, 2004, by and between Fidelity Information Services, Inc. and Covansys Corporation

2	Common Stock Purchase Agreement, dated as of April 26, 2004, by and among Fidelity Information Services, Inc., Rajendra B. Vattikuti and The Rajendra B. Vattikuti Trust

3	Shareholder’s Agreement, dated as of April 26, 2004, by and among Fidelity Information Services, Inc., Rajendra B. Vattikuti and The Rajendra B. Vattikuti Trust

4	Standstill and Shareholder Rights Agreement, dated as of April 26, 2004, by and between Fidelity Information Services, Inc. and Covansys Corporation

5	Joint Filing Agreement, dated as of May 6, 2004, by and between Fidelity National Financial, Inc. and Fidelity Information Services, Inc.

CUSIP No. 22281W103	Page 7 of 7

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FIDELITY NATIONAL FINANCIAL, INC.

Date: May 6, 2004	By:	/s/ William P. Foley, II

William P. Foley, II
Chairman and Chief Executive Officer

FIDELITY INFORMATION SERVICES, INC.

	By:	/s/ William P. Foley, II

William P. Foley, II
Chairman and Chief Executive Officer

CUSIP No. 22281W103	Page 8 of 8

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF
FIDELITY INFORMATION SERVICES, INC.

     The names and present principal occupations of the directors and executive officers of FIS and Fidelity National Financial, Inc. (“Fidelity”) are set forth below. FIS is a wholly owned subsidiary of, and is controlled by, Fidelity. The business address of each director or executive officer is that of FIS. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to FIS or Fidelity, as applicable. Each of the named individuals is a citizen of the United States.

Directors and executive officers of FIS:

William P. Foley, II	Chairman of the Board and Chief Executive Officer and Director
Ernest D. Smith	President and Director
Alan L. Stinson	Executive Vice President

Directors and executive officers of Fidelity:

William P. Foley, II	Chairman of the Board and Chief Executive Officer and Director
Raymond R. Quirk	President
Alan L. Stinson	Executive Vice President and Chief Financial Officer
Ernest D. Smith	Co-Chief Operating Officer
Brent B. Bickett	Executive Vice President – Corporate Finance
Frank P. Willey	Vice Chairman of the Board
Terry N. Christensen	Director
Willie D. Davis	Director
John F. Farrell, Jr.	Director
Philip G. Heasley	Director
William A. Imparato	Director
Donald M. Koll	Director
Daniel D. (Ron) Lane	Director
General William Lyon	Director
Cary H. Thompson	Director